March 5, 2019



Via E-Mail
Carl Ranno, Esq.
carlranno@cox.net

       Re:    Greenway Technologies, Inc.
              PRE 14A filed on February 22, 2019
              File No. 0-55030

Dear Mr. Ranno:

     The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed on February 22, 2019

General

       1. Revise to mark the proxy statement and form of proxy as "preliminary." See
          Exchange Act Rule 14a-6(e)(1).

       2. We direct your attention to Exchange Act Rule 14a-16(a)(1) and (2), which requires the Company to send shareholders the Notice of Internet Availability of Proxy
          Materials at least 40 calendar days or more before the security holder meeting date, unless the Company opts to use the "full set" delivery option available pursuant to
          Exchange Act Rule 14a-16(n). The current disclosure in your proxy statement indicates that Greenway does not intend to use the "full set" delivery option;
          however, the date for the annual meeting is less than 40 days away. Please revise or advise as to how the Company intends to satisfy its obligations under Exchange Act
 Carl Ranno, Esq.
March 5, 2019
Page 2


            Rule 14a-16(e)(1).

       3. Please generally revise the proxy statement to better explain the interplay between this annual meeting being called by Greenway Technologies and the special meeting being called by the Shareholders Committee. For example, if the Committee is successful in electing its nominees, what would be the impact on your solicitation? If the Company is successful in changing the bylaws to increase the percentage of share ownership required to call a special meeting, what would be the effect on the dissident solicitation?

       4. See our last comment above. Through this proxy statement, you are soliciting proxies for the annual meeting you have called, whereas the dissident Committee is soliciting proxies for use at a separate special meeting. Thus, it isn't clear how you are making recommendations as to how shareholders should vote on the Committee's proxy card in this proxy statement. As you know, you haven't filed a proxy statement soliciting against the Committee with respect to the special meeting, and a proxy for your annual meeting cannot be used at any special meeting convened by the Committee.
          Please revise to make clear that shareholders who grant you a proxy are authorizing you to vote only at the annual meeting being called by Greenway Technologies. If you wish to separately solicit against the matters to be considered at the special meeting, you must do so via a separate card and proxy statement.

Questions and Answers Section

       5. See our comments above. To avoid shareholder confusion, consider including a new section here noting that you are soliciting proxies for an annual meeting called by
          Greenway Technologies while a dissident group is at the same time soliciting proxies for a special meeting where it is attempting to replace the Board of Directors.

What is the Voting Requirement to Approve Each of the Proposals?

       6. Briefly explain here what majority voting means in the contest of an election of directors. For example, describe what will happen if any of your director candidates receives less than a majority of the votes cast but the election is uncontested. (You include this information later in the proxy statement).

Directors

       7. Refer to Item 401(e)(1) and (2) of Regulation S-K and Item 7 of Regulation 14A.
          Please expand the background information for each director candidate to ensure that for each, a full five years of background business experience is described meeting the requirements of this Item. If your existing directors are not being compensated by
          Greenway but have other jobs, this experience must be summarized for the period
 Carl Ranno, Esq.
March 5, 2019
Page 3


          required.


Transactions with Related Persons

       8. Revise the disclosure here to more thoroughly and clearly describe the related party transactions with insiders of the Company, including explaining what is meant by holding the direct collateral interest in the various loans described. In your expanded disclosure, more fully summarize the terms of the loans and the collateral securing the loans, including the rights Mr. Kevin Jones would enjoy if Greenway defaulted and the specific assets to which he would be entitled upon default. If Greenway shareholder approval could be required for the sale of assets upon default and foreclosure, please describe.

Executive and Equity Compensation Plan Information

       9. Furnish the disclosure required by Item 402 of Regulation S-K. See
Item 8 of
          Schedule 14A. Include any wages or other benefits which are being accrued but not paid due to the financial circumstances of the Company.

Proposal 2   Amendment of Articles of Incorporation

       10. Revise to provide all of the disclosure required by Item 11 of
Schedule 14A,
           including more detail about the reasons for the authorization of the additional shares and the effect upon existing shareholders. See Item 11(d) of
Schedule 14A. Your
           current disclosure states that "the Company is of the opinion that the additional shares are needed" but in the preceding sentence, there is a reference to the availability of shares "available to offer certain investors." Please revise to explain more fully.

       11. Provide the information required by Item 11(e)(referencing Item 13(a) of Schedule
           14A).

Proposal No. 3   Amendment of the Bylaws

       12. Expand this section to describe the effect of the proposed bylaw amendment, both on the Company generally and on the existing dissident solicitation which as you know is seeking to call a special meeting. Your revised disclosure should describe the reasons for attempting to take this action, including the reasons for the timing.

Opposition to Special Meeting

       13. See our comments above. This section is confusing because you have not filed a proxy statement nor are you seeking proxies allowing you to vote shares at the special
 Carl Ranno, Esq.
March 5, 2019
Page 4


          meeting the dissidents are seeking to call. Please revise.

       14. The following statement raises concerns under Rule 14a-9: "Mr. Halden had been separated from the predecessor company (UMED) because of undisclosed felonies
 Carl Ranno, Esq.
March 5, 2019
Page 5


           and other activities contrary to the best interests of the Company." Provide support for this statement or delete it.

       15. Beginning with the section entitled "Failure to Make Required Disclosures," revise to make clear that these are your opinions regarding purported deficiencies in the dissident's proxy statement, and revise to be specific about what information is missing or misleading, in your view. Without specific support, these assertions may be misleading and may need to be delated, especially since they relate to a solicitation for a meeting other than this annual meeting.

       Given the nature of the comments above, advise us in your response letter how and when you will distribute revised proxy materials to any shareholders previously solicited. We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions